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RECD S.E.C.
FEB 2 5 2004
535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 47527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MFI SECURITIES, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVENUE, 27TH FLOOR
(No. And Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD B. COHEN (203) 454-2210
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, L.L.P. ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MURAT KOPRULU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFI SECURITIES, L.P., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT OF THE GENERAL PARTNER

Title

Notary Public

Sworn to and subscribed before me this 5th day of February, 2004.

VIVIEN MICHAL BAILEY-BARNUM
Notary Public - State of New York
No. 01BA6099402
Qualified in Westchester County
My Commission Expires Sept 29, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

MFI SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
MFI Securities, L.P.:

We have audited the accompanying statement of financial condition of MFI Securities, L.P. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MFI Securities, L.P. as of December 31, 2003, in conformity with auditing principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 4, 2004

MFI SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 125,248
Due from broker	31,147
Securities owned, at market value	54,681
Other receivables	298,806
TOTAL ASSETS	$ 509,882

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accrued expenses and other liabilities	$ 8,631
TOTAL LIABILITIES	8,631
Partners' capital	501,251
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 509,882

The accompanying notes are an integral part of this financial statement.

MFI SECURITIES, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

MFI Securities, L.P. (the "Company") is a limited partnership organized under the Delaware Revised Limited Partnership Act, and commenced operations as of March 24, 1994.

On August 15, 1994, the Company became registered as a broker-dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc. on April 10, 1995. The Company provides financial advisory services to foreign corporations.

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America, which requires broker-dealers to report securities at fair market value.

The Company executes its trades through other member firms and records all securities transactions on a trade date basis.

No provision for Federal, State and local income taxes has been made as the partners are individually liable for the taxes on their share of the Company's income or loss.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliate that, for 2003, has elected to waive the rent and certain other overhead expenses that would otherwise be charged to the Company for use of office space. The affiliate has adequate resources independent of the Company to pay theses expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

NOTE 3. NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital of $185,912, which exceeded the requirements by $180,912.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

As of December 31, 2003, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker-dealer.